JOUNCE THERAPEUTICS, INC.
780 Memorial Drive
Cambridge, MA 02139

May 17, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        Jounce Therapeutics, Inc.
        Registration Statement on Form S-3
        File No. 333-255760
        Request for Acceleration

Ladies and Gentlemen:

    Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jounce Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-255760), so that it may become effective at 4:00 p.m. Eastern time on May 19, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

JOUNCE THERAPEUTICS, INC.

By: /s/ Jacquelyn Fahey Sandell
Name: Jacquelyn Fahey Sandell
Title: Chief Legal Officer and Secretary

cc:    Rosemary G. Reilly
    Wilmer Cutler     Pickering Hale and Dorr LLP